Laneaxis, Inc.

520 Newport Center Drive, Suite 670

Newport Beach, CA 92660

August 3, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C. 20549

Attn: Kyle Wiley, Staff Attorney

Re:	LaneAxis, Inc.
Offering Statement on Form 1-A
Amended on July 20, 2022
File No. 024-11871

Dear Mr. Wiley:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), LaneAxis, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A, as amended, so that it may be qualified at 4:00 p.m., Eastern Time on Thursday, August 4, 2022, or as soon thereafter as is practicable.

Attached also please find a copy of the FINRA No-Objection letter for your files.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel Sasha Ablovatskiy, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0466. Thank you in advance for your assistance.

Sincerely,

LANEAXIS, INC.

By:	/s/ Rick Burnett
Name:	Rick Burnett
Title:	Chief Executive Officer

Cc:	U.S. Securities and Exchange Commission Jan Woo, Legal Branch Chief Sasha Ablovatskiy, Esq. (Foley Shechter Ablovatskiy LLP) Jonathan Shechter, Esq. (Foley Shechter Ablovatskiy LLP)

July 20, 2022

DEALMAKER SECURITIES

105 Maxess Road

Suite 124

Melville, NY 11747

Attn: MARIA L. MINGUEZ

Re: No Objections Letter

FINRA Filing ID: 2022-05-03-6437353

LaneAxis, Inc.

CIK #: 0001702255

SEC Reg. #: 024-11871

Dear Sir/Madam:

In connection with the above-referenced filing, the Corporate Financing Department (Department) has reviewed the information and documents submitted through FINRA’s public offering filing system.

This letter confirms that based on such information and documents, the Department raises no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements.

You should note that the Department also requires to be filed on a timely basis for review: (1) any amendments to documents that impact the underwriting terms and arrangements, including an increase or decrease to the offering proceeds, (2) changes in the public offering price, and (3) a copy of the final prospectus. If such changes indicate a modification of the terms and arrangements of the proposed offering, further review may result in a change in the Department’s no objections decision.

The Department’s decision to raise no objections is based on the information as presented to FINRA in connection with this offering and should not be deemed a precedent with respect to the fairness and reasonableness of the underwriting terms and arrangements of any other offering. Please be advised that, in raising no objections, FINRA has neither approved nor disapproved of the issuer’s public offering and neither this letter nor any communication from FINRA should be construed or represented as FINRA approval. In addition, this letter does not constitute any approval or disapproval regarding the issuer that is the subject of the above-referenced submission, including the legality of such issuer’s activities. This decision to raise no objections relates solely to the FINRA rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with any federal or state laws, or other regulatory or self-regulatory requirements.

If you have questions regarding this letter, please call the undersigned at (240) 386-4623.

Regards,

Paul Helmkamp
Reviewer

Corporate Financing Department